UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of April, 2005

                      Commission File Number: 333-7484

                         INNOVA, S. de R.L. de C.V.
                 -----------------------------------------
              (Translation of registrant's name into English)

    Insurgentes Sur 694 Piso 8, Col. Del Valle 03100 Mexico, D.F. Mexico
--------------------------------------------------------------------------
                  (Address of principal executive offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F    X                    Form 40-F
                        -----                             -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes                              No    X
                    -----                           -----


     (If "Yes" is marked indicate below the file number assigned to the
registrant in connection with Rule 12g-3-2(b): 82   .)
                                                 ---

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       INNOVA, S. de R.L. de C.V.
                                                 (Registrant)


Dated: April 27, 2005                  By   /s/ Carlos Ferreiro Rivas
                                          --------------------------------
                                       Name:    Carlos Ferreiro Rivas
                                       Title:   Chief Financial Officer

[LOGO - SKY]


FOR IMMEDIATE RELEASE
---------------------

                         INNOVA, S. DE R.L. DE C.V.
                     REPORTS FIRST QUARTER 2005 RESULTS

                 - SUBSCRIBER BASE GROWS 25% TO 1,107,500 -
                      - NET REVENUES INCREASED 14.2% -
                 - EBITDA INCREASED 26.2% TO PS. 509.8 MM -
                    - EBITDA MARGIN INCREASED TO 39.1% -

o The number of gross active SUBSCRIBERS increased 25.0% to 1,107,500 as of March 31, 2005 from 886,100 as of March 31, 2004.

o NET REVENUES for the first quarter of 2005 increased 14.2% to Ps. 1,303.5 million from Ps. 1,141.0 million for the same period of the prior year.

o EBITDA for the first quarter of 2005 increased 26.2% to Ps. 509.8 million from Ps. 404.0 million for the same period of the prior year.

o EBITDA MARGIN increased to 39.1% for the first quarter of 2005 from 35.4% in the same period of the prior year, a new historical record for Innova.

Mexico City, April 26, 2005. INNOVA, S. DE R.L. DE C.V. ("INNOVA" OR "SKY"), the provider of direct-to-home (DTH) satellite television services under the SKY brand name and the pay-TV market leader in Mexico as measured by the number of subscribers, announced its unaudited consolidated results for the first quarter ended March 31, 2005. The attached results have been prepared in accordance with Mexican GAAP in constant Mexican pesos in purchasing power as of March 31, 2005.

SUBSCRIBER BASE          The number of gross active subscribers increased
---------------          to 1,107,500 (including 63,400 commercial
                         subscribers) as of March 31, 2005. This represents a 25.0% net increase from 886,100 (including
                         50,200 commercial subscribers) as of March 31, 2004, or an increase of approximately 221,400 gross active subscribers.

                         We believe the increase in the subscriber base was primarily due to: a) the sustained growth in customer activations in response to our marketing campaigns, the high quality and variety of our programming content, our unique exclusive events, and the high quality of our customer service, and
                         b) new subscribers from DirecTV Mexico who have elected to change to our DTH service.

                         The increase in our subscriber base was partially offset by subscriber cancellations. Nevertheless, we experienced a decline in the annual rate of subscriber cancellations as of March 31, 2005 as compared to the prior year.

PROGRAMMING CONTENT      During the first quarter of 2005, Sky continued to
-------------------      enhance its programming content, by offering the
                         following programs and exclusive events:

                         o Pay-TV exclusive broadcast of certain soccer
                           matches of the Mexican 2005 Closing Soccer
                           Tournament;
                         o Big Brother 3-R, a successful 24-hour live
                           reality show;
                         o Broadcast of certain soccer matches of the "Copa
                           Libertadores" Tournament;
                         o Pay-TV exclusive broadcast of the US PGA and
                           Champions Tour Golf Tournaments;
                         o Launching of Discovery Home & Health channel;
                         o Pay-TV exclusive broadcast of certain boxing
                           matches, such as those of Erick "Terrible"
                           Morales and Jose Luis Castillo, and
                         o Pay-TV exclusive broadcast of the NASCAR Nextel
                           Cup Series.

PRICE AND PROMOTIONS     Innova's installation fee is Ps. 799. However,
--------------------     under our current subscription promotion, the
                         installation fee is Ps.199 or Ps. 699 for those residential subscribers who agree to pay the monthly programming fee via automatic charge to a credit card or a debit card, respectively.

                         We continue our efforts to improve the quality of our subscriber base and the collection of subscriber fees by, among other things, encouraging new and current subscribers to pay monthly programming fees through an automatic charge to their credit or debit card.

RECENT DEVELOPMENTS      We have agreed to purchase certain rights of the
-------------------      2006 Soccer World Cup. Innova will be able to air
                         the entire 64 games of the World Cup, out of which 34 will be exclusive for Sky subscribers. The cost of these rights is US$15 million. We believe this exclusive content represents an important competitive advantage and a driver in attracting and retaining subscribers.

FINANCIAL REVIEW
----------------

                            FINANCIAL HIGHLIGHTS
                 THREE MONTHS ENDED MARCH 31, 2005 AND 2004
             STATEMENTS PREPARED UNDER MEXICAN GAAP (UNAUDITED)
          MILLIONS OF CONSTANT MEXICAN PESOS AS OF MARCH 31, 2005

                               THREE MONTHS ENDED MARCH 31,
                          2005 % Margin    2004  % Margin  CHANGE     %

Net Revenues             1,304      100   1,141       100     163    14
Cost of Sales              387       30     336        29      51    15
                        ------           ------            ------
Gross Profit               917       70     805        71     112    14

     Selling               291       22     246        22      45    18
     Operations             82        6     121        11     (39)  (32)
     Administrative         34        3      34         3      (0)   (0)
                        ------           ------            ------
Total Expenses             407       31     401        35       6     1
                        ------           ------            ------
EBITDA (1)                 510      (39)    404       (35)    106   (26)

EBIT (2)                   320      (25)    205        18     115   (56)

(1) EBITDA is defined as operating income before integral cost of financing, taxes, depreciation and amortization.

(2) EBIT is defined as operating income before integral cost of financing and taxes.

NET REVENUES             Net revenues of Ps. 1,303.5 million for the three
                         months ended March 31, 2005, increased by Ps.
                         162.5 million or 14.2% as compared to the same period of the prior year, primarily due to the sustained growth of our subscriber base.


COST OF SERVICES
AND SALES                Cost of services and sales increased by Ps. 50.5
                         million or 15.0% to Ps. 386.6 million for the three months ended March 31, 2005, as compared to the same period of the prior year. This increase was primarily due to higher programming costs associated with our larger subscriber base and increased costs related to our higher number of activations.


OPERATING EXPENSES       Total expenses of Ps. 407.1 million for the three
                         months ended March 31, 2005, slightly increased by Ps. 6.2 million or 1.6% as compared to the same period of the prior year, primarily due to more free special events offered to our subscribers and higher promotions and direct sales cost in order to attract and activate more subscribers. These expenses were offset by reductions in call center costs and lower repair costs of setup boxes.

EBITDA EBITDA of Ps. 509.8 million for the three months ended March 31, 2005, improved by Ps. 105.8 million or 26.2%, as compared to the same period of 2004, primarily due to higher revenues, which were partially offset by higher cost of services and sales and operating expenses, as described above. As a result, EBITDA margin increased from 35.4% for the first quarter of 2004 to 39.1% for the first quarter of 2005.


EBIT
OPERATING INCOME         EBIT improved by Ps. 114.7 million or 56.0% to Ps.
                         319.6 million for the three months ended March 31, 2005, as compared to Ps. 204.9 million during the same period of 2004. As a result, EBIT margin increased to 24.5% in the first quarter of 2005 as compared to 18.0% in the first quarter of 2004.


NET INCOME               Innova reported a net income of Ps. 204.3 million
                         for the three months ended March 31, 2005, as compared to Ps. 153.4 million for the same period of 2004. This improvement was primarily due to higher operating income as explained above and the decrease of our interest expenses from Ps. 197.5 million in the first quarter of 2004 to Ps. 157.0 million in the first quarter of 2005, due to the savings generated by the refinancing of our debt.
                         These savings were partially offset by the unfavorable foreign exchange result, from a net gain of Ps. 44.2 million in the first quarter of 2004 to a net loss of Ps. (11.1) million in the first quarter of 2005.

                         Future devaluations of the peso will likely affect our liquidity and results of operations, due to the fact that our indebtedness, operating costs and expenses are primarily U.S. dollar-denominated, while our revenues are primarily peso-denominated. Any decrease in the value of the peso against the U.S. dollar could cause us to incur foreign exchange losses, which would reduce our net income.

INNOVA, S. DE R.L. DE C.V., is a joint venture indirectly owned by Grupo Televisa, S.A., a Mexican corporation ("Televisa"), News Corporation, a Delaware corporation ("News Corporation"), and Liberty Media International Inc., a Delaware corporation. For more information, please visit www.sky.com.mx.

GRUPO TELEVISA S.A., is the largest media company in the Spanish-speaking world, and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, and the operation of a horizontal Internet portal. Grupo Televisa also owns an unconsolidated equity stake in Univision, the leading Spanish-language media company in the United States. For more information, please visit www.televisa.com.

NEWS CORPORATION, is a diversified international media and entertainment company with operations in seven industry segments: filmed entertainment; television; cable network programming; direct broadcast satellite television; magazines and inserts; newspapers; book publishing; and other. The activities of News Corporation are conducted principally in the United States, the United Kingdom, Australia, Asia and the Pacific Basin. For more information, please visit www.newscorp.com.

LIBERTY MEDIA INTERNATIONAL, INC. owns interests in broadband distribution and content companies operating outside the U.S., principally in Europe, Asia and Latin America. For more information, please visit www.libertymediainternational.com.

This press release contains forward-looking statements regarding Innova's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release, including, but not limited to, statements regarding our subscriber base, our programming and pricing plans, and the impact of changes to foreign currency exchange rates should be read in conjunction with the factors described in "Item 3. Risk Factors" in the Company's Annual Report on Form 20-F, which among others, could cause actual results to differ materially from those contained in any oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

CARLOS FERREIRO
Chief Financial Officer
Innova, S. de R.L. de C.V.
Insurgentes Sur No.694
Col. del Valle
Mexico City, 03100
(5255) 5448-4131
cferreiro@sky.com.mx
--------------------


JUAN CARLOS MUNOZ
Investor Relations
Innova, S. de R.L. de C.V.
(5255) 5448-4000 ext.6658
jmunoz@sky.com.mx
-----------------

                INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES
                 CONSOLIDATED INCOME STATEMENTS (Unaudited)
             FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004
                   STATEMENTS PREPARED UNDER MEXICAN GAAP
   (THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF MARCH 31, 2005)

                                             THREE MONTHS ENDED MARCH 31,

                                             2005                  2004
                                        ----------------       --------------

NET REVENUES                        PS.       1,303,490    PS.     1,141,014

COST OF SERVICES AND SALES                      386,621              336,144
                                        ----------------       --------------

GROSS PROFIT                                    916,869              804,870
                                        ----------------       --------------

OPERATING EXPENSES:
Selling                                         291,322              245,931
Operations                                       81,562              120,584
Administrative                                   34,195               34,326
                                        ----------------       --------------
                                                407,079              400,841
                                        ----------------       --------------

EBITDA                                          509,790              404,029

DEPRECIATION AND AMORTIZATION                   190,152              199,168
                                        ----------------       --------------
OPERATING INCOME - EBIT                         319,638              204,861
                                        ----------------       --------------

INTEGRAL COST OF FINANCING:
Interest expense                                157,024              197,507
Interest income                                  (8,440)              (3,687)
Foreign exchange loss (gain) - net               11,113              (44,245)
Gain from monetary position                     (39,286)             (99,613)
                                        ----------------       --------------
                                                120,411               49,962
                                        ----------------       --------------
Special items & other expense - net              (5,110)               1,269
                                        ----------------       --------------
INCOME BEFORE TAXES AND
   MINORITY INTEREST                            204,337              153,630

Provision for income and
assets tax                                           51                   51
Minority interest                                   (57)                 181
                                        ----------------       --------------

NET INCOME                          PS.         204,343    PS.       153,398
                                        ================       ==============


                                          INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES
                       CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2005 AND DECEMBER 31, 2004 (UNAUDITED)
                                             Statements prepared under Mexican GAAP
                             (Thousands of Mexican Pesos in purchasing power as of March 31, 2005)
                                                                       March 31, 2005               December 31, 2004
                                                                -----------------------------   ---------------------------
ASSETS
Cash and cash equivalents                                        PS.         1,017,988        PS.         1,710,179
Trade accounts receivable                                                      225,951                      163,744
Spare parts                                                                     15,624                       16,881
Prepaid expenses and other                                                     119,858                      141,683
                                                                     ------------------           ------------------
TOTAL CURRENT ASSETS                                                         1,379,421                    2,032,487

PROPERTY AND EQUIPMENT - NET                                                 1,657,080                    1,499,570

PAS - 9 SATELLITE-NET                                                        1,169,658                    1,189,288

OTHER NON-CURRENT ASSETS - NET                                                  41,540                       41,826
                                                                     ------------------           ------------------
TOTAL ASSETS                                                     PS.         4,247,699        PS.         4,763,171
                                                                     ==================           ==================

LIABILITIES
Senior Notes due 2007                                            PS.                 -        PS.           988,852
Trade accounts payable and accruals                                            597,084                      414,153
PanAmSat Pas-9                                                                  72,862                       71,301
Due to affiliated companies and other related parties                          339,957                      186,197
Accrued interest                                                                18,091                      126,772
Accrued taxes                                                                  157,720                      118,440
Deferred income - Pre-billed and pre-collected services                        193,240                      153,615
                                                                     ------------------           ------------------
TOTAL CURRENT LIABILITIES                                                    1,378,954                    2,059,330
                                                                     ------------------           ------------------

Senior Notes due 2013                                                        3,347,700                    3,371,086
Bank Loans                                                                   1,012,000                    1,019,984
Seniority premiums                                                               7,045                        2,198
PanAmSat Pas-9                                                               1,306,799                    1,335,065
                                                                     ------------------           ------------------
TOTAL NON-CURRENT LIABILITIES                                                5,673,544                    5,728,333
                                                                     ------------------           ------------------

TOTAL LIABILITIES                                                            7,052,498                    7,787,663
                                                                     ------------------           ------------------

EQUITY OWNERS' DEFICIT
Social Parts                                                                 6,701,510                    6,701,510
Additional paid-in capital                                                     181,202                      181,202
Accumulated loss                                                            (9,953,231)                 (10,534,064)
Net income for the period                                                      204,343                      580,833
Excess from restatement-Inflationary effects on Balance Sheet                   61,377                       46,027
                                                                     ------------------           ------------------
TOTAL EQUITY OWNERS' DEFICIT                                                (2,804,799)                  (3,024,492)
                                                                     ------------------           ------------------

TOTAL LIABILITIES AND EQUITY OWNERS' DEFICIT                     Ps.         4,247,699        Ps.         4,763,171
                                                                     ==================           ==================
